SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Biora Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

74319F305
(CUSIP Number)

December 19, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74319F305	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON M.H. Davidson & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,056,329 shares of Common Stock issuable upon conversion of notes and exercise of warrants*, **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,056,329 shares of Common Stock issuable upon conversion of notes and exercise of warrants*, **
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,329 shares of Common Stock issuable upon conversion of notes and exercise of warrants*, **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.82%*, **
12	TYPE OF REPORTING PERSON PN

*As more fully described in Item 4, the reported securities are subject to a 9.90% blocker. The number of shares of Common Stock in rows (6), (8) and (9) and in footnote ** below and the percentages in row (11) and footnote ** below reflect the conversion and exercise in full of the notes and warrants reported on this cover page, however, the ability to convert or exercise such securities at any given time is subject to the 9.90% Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate.

**The information set forth on this cover page reflects information as of August 20, 2024. As of December 19, 2023, such Reporting Person may have been deemed to beneficially own notes convertible into, and warrants exercisable for, an aggregate of 359,167 shares of Common Stock, representing 1.30% of the outstanding shares of Common Stock as of such time.

CUSIP No. 74319F305	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Arbitrage, Equities and Relative Value LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 36,259,574 shares of Common Stock issuable upon conversion of notes and exercise of warrants*, **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 36,259,574 shares of Common Stock issuable upon conversion of notes and exercise of warrants*, **
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,259,574 shares of Common Stock issuable upon conversion of notes and exercise of warrants*, **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.90%*, **
12	TYPE OF REPORTING PERSON PN

*As more fully described in Item 4, the reported securities are subject to a 9.90% blocker and the percentage set forth in row (11) gives effect to such blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion in full of the reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

**The information set forth on this cover page reflects information as of August 20, 2024. As of December 19, 2023, such Reporting Person may have been deemed to beneficially own notes convertible into, and warrants exercisable for, an aggregate of 12,328,811 shares of Common Stock, representing 9.90% of the outstanding shares of Common Stock as of such time after giving effect to the 9.90% blocker.

CUSIP No. 74319F305	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 37,315,903 shares of Common Stock issuable upon conversion of notes and exercise of warrants*, **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 37,315,903 shares of Common Stock issuable upon conversion of notes and exercise of warrants*, **
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,315,903 shares of Common Stock issuable upon conversion of notes and exercise of warrants*, **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.90%*, **
12	TYPE OF REPORTING PERSON PN

*As more fully described in Item 4, the reported securities are subject to a 9.90% blocker and the percentages set forth in row (11) and in footnote ** below give effect to such blocker. However, rows (6), (8) and (9) and footnote ** below show the number of shares of Common Stock that would be issuable upon the conversion in full of the reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

**The information set forth on this cover page reflects information as of August 20, 2024. A of December 19, 2023, such Reporting Person may have been deemed to beneficially own notes convertible into, and warrants exercisable for, an aggregate of 12,687,978 shares of Common Stock, representing 9.90% of the outstanding shares of Common Stock as of such time after giving effect to the 9.90% blocker.

CUSIP No. 74319F305	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 37,315,903 shares of Common Stock issuable upon conversion of notes and exercise of warrants*, **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 37,315,903 shares of Common Stock issuable upon conversion of notes and exercise of warrants*, **
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,315,903 shares of Common Stock issuable upon conversion of notes and exercise of warrants*, **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.90%*, **
12	TYPE OF REPORTING PERSON IN

*As more fully described in Item 4, the reported securities are subject to a 9.90% blocker and the percentages set forth in row (11) and in footnote ** below give effect to such blocker. However, rows (6), (8) and (9) and footnote ** below show the number of shares of Common Stock that would be issuable upon the conversion in full of the reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

**The information set forth on this cover page reflects information as of August 20, 2024. A of December 19, 2023, such Reporting Person may have been deemed to beneficially own notes convertible into, and warrants exercisable for, an aggregate of 12,687,978 shares of Common Stock, representing 9.90% of the outstanding shares of Common Stock as of such time after giving effect to the 9.90% blocker.

CUSIP No. 74319F305	13G	Page 6 of 10 Pages

Item 1 (a).	NAME OF ISSUER:

Biora Therapeutics, Inc. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

4330 La Jolla Village Drive, Suite 300, San Diego, CA 92122.

Item 2(a).	NAME OF PERSON FILING:

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

	(i)	M.H. Davidson & Co., a New York limited partnership (“CO”). M.H. Davidson & Co. GP, L.L.C., a Delaware limited liability company (“CO GP”), is the general partner of CO and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company, is the managing member of CO GP. DKCM (as defined below) is responsible for the voting and investment decisions of CO;

	(ii)	Davidson Kempner Arbitrage, Equities and Relative Value LP, a Cayman Islands exempted limited partnership (“DKAERV”). Davidson Kempner Multi-Strategy GP II LLC, a Delaware limited liability company (“DKAERV GP”), is the general partner of DKAERV and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company, is the managing member of DKAERV GP. DKCM is responsible for the voting and investment decisions of DKAERV;

(iii)

Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to each of CO and DKAERV (“DKCM”). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris, Suzanne K. Gibbons, Gregory S. Feldman, Melanie Levine and James Li; and

	(iv)	Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the securities held by CO and DKAERV reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

CUSIP No. 74319F305	13G	Page 7 of 10 Pages

Item 2(c).	CITIZENSHIP:

	(i)	CO – a New York limited partnership

	(ii)	DKAERV – a Cayman Islands exempted limited partnership

	(iii)	DKCM – a Delaware limited partnership

	(iv)	Anthony A. Yoseloff – United States

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).	CUSIP NUMBER:

74319F305

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________

CUSIP No. 74319F305	13G	Page 8 of 10 Pages

Item 4.	OWNERSHIP:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth in this Schedule 13G as of August 20, 2024 are calculated based upon 36,469,088 shares of Common Stock outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the Securities and Exchange Commission on August 12, 2024, and assumes the conversion of the reported notes and exercise of the reported warrants, subject to the 9.90% Blocker (as defined below). The percentages set forth in this Schedule 13G as of December 19, 2023 are calculated based upon 27,209,277 shares of Common Stock outstanding as of December 20, 2023, as reported in the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 22, 2023, and assumes the conversion of the reported notes and exercise of the reported warrants, subject to the 9.90% Blocker (as defined below).

Pursuant to the terms of the reported notes and warrants, the Reporting Persons cannot convert or exercise any of such securities if the Reporting Persons would beneficially own, after any such conversion or exercise, more than 9.90% of the outstanding shares of Common Stock (the "9.90% Blocker") and the percentages set forth in Row (11) and footnote ** of the cover page for each Reporting Person give effect to the 9.90% Blocker. Consequently, at this time and as of December 19, 2023, the Reporting Persons are not, and were not, able to convert all of such securities due to the 9.90% Blocker.

In addition, as of December 7, 2020, the Reporting Persons beneficially owned notes convertible into 4,170,141 shares of Common Stock representing 7.09% of the shares of Common Stock outstanding as of such time, calculated based on 54,621,536 shares of Common Stock outstanding as reported in the Company’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on December 4, 2020, after giving effect to the completion of the offering described therein, and assumes the conversion of such notes. As of December 31, 2021, the Reporting Persons no longer beneficially owned more than 5% of the outstanding shares of Common Stock. As of December 31, 2021, the Reporting Persons beneficially owned notes convertible into 3,614,122 shares of Common Stock representing 2.16% of the shares of Common Stock outstanding as of such time, calculated based on 163,749,556 shares of Common Stock outstanding as of November 4, 2021, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 10, 2021, and assumes the conversion of such notes.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

CUSIP No. 74319F305	13G	Page 9 of 10 Pages

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74319F305	13G	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 20, 2024	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP and (b) Davidson Kempner Liquid GP Topco LLC, as Managing Member of (1) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co. and (2) Davidson Kempner Multi-Strategy GP II LLC, as General Partner of Davidson Kempner Arbitrage, Equities and Relative Value LP.